SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of November, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CNPJ n.° 00.022.034/0001-87
NIRE 35300140443

PUBLICLY HELD COMPANY

SUMMARY MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO HOLDINGS S.A., HELD ON NOVEMBER 21st, 2008.

PLACE AND TIME: Av. Eusébio Matoso, No. 891, 22nd floor – São Paulo - SP, 11h00 a.m.

CHAIRMAN: Pedro Moreira Salles

QUORUM: More then half of the elected members.

RESOLUTION TAKEN UNANIMOUSLY BY THOSE PRESENT:

The Board of Directors, pursuant to the terms proposed by the Board of Officers in a meeting held on November 17th, 2008, resolves to:

1. Approve the payment of interests on the capital stock qualified as complementary to the interest on capital declared and paid, referred to the amounts accounted for on September 30th, 2008, to the shareholders of the Company, in the following amounts:

(i) gross amount of R$ 0.0512781 for each common share and of R$ 0.0512781 for each preferred share; and

(ii) net amount of R$ 0.0435864 for each common share and of R$ 0.0435864 for each preferred share, after the deduction of withholding income tax at a rate of fifteen percent (15%).

2. The payment of the interest mentioned in item 1 above shall be carried out in accordance with item 5 below. The amount of interest to be paid shall be considered as part of the mandatory dividend, in accordance with the provisions of § 7th of the article 9th of the Brazilian Federal Law n° 9,249/95 and of §8th of the article 36 of the By-Laws of the Company.

3. In the case the mergers of shares (“incorporação de ações”) of Unibanco and Unibanco Holdings be approved by the Extraordinary Shareholders Meetings to be held on November 28th, 2008, the dividends or interest on capital stock relating to the results incurred as from October 1st, 2008 shall be decided and paid by Banco Itaú Holding Financeira S.A. (which shall be denominated Itaú Unibanco Banco Múltiplo S.A.), as informed in the Companies Announcement released on November 12th, 2008.

2

4. Considering that the Board of Directors of Unibanco approved a similar proposal to the one described in item 1 above in a meeting held on this same day, the bearers of Units and Global Depositary Share (“GDS”) shall be entitled to receive interest on the capital stock corresponding to the total amount paid for the shares represented by them, as follows:

(i) The gross amount of R$ 0.1164296 for each Unit;

(ii) The net amount of R$ 0.0989651 for each Unit, after the deduction of withholding income tax at a rate of fifteen percent (15%);

(iii) The gross amount of R$ 1.1642960 for each GDS; and

(iv) The net amount of R$ 0.9896510 for each GDS, after the deduction of withholding income tax at a rate of fifteen percent (15%).

5. The shares of the Company shall be traded EX-INTERESTS ON CAPITAL STOCK in the Brazilian and United States markets, as from November 24th, 2008, and the payment of the mentioned interest shall occur on January 30th, 2009. The date of November 26th, 2008 will be considered as “Record Date” in order to comply with the Company’s obligations under the GDS program maintained by the Company in the United States of America.

São Paulo, November 21st, 2008. (aa) Pedro Moreira Salles and Guilherme Affonso Ferreira.

The present is an identical copy of the one registered in the Minutes Book of the Company.

     São Paulo, November 21st, 2008.
___________________________________

___________________________________

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 21, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.